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InBev CEO Discusses Proposal to Combine with Anheuser-Busch

Carlos Brito focuses on InBev's culture, people, wholesaler relationships and commitment to St. Louis

InBev (Euronext: INB) CEO Carlos Brito today discussed InBev's proposal to combine with Anheuser-Busch (NYSE: BUD), focusing on InBev's culture, its people, wholesaler relationships and commitment to St. Louis. The discussion can be viewed on a video posted on www.globalbeerleader.com.

Information for Employees, Wholesalers and Communities is available at

www.globalbeerleader.com or www.inbev.com. Broadcast media will be able to download the interview at http://w3.cantos.com/08/inbev-download-2/

Dutch and French versions of this press release will be posted on InBev.com

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today, it is the leading global brewer. As a true consumer-centric, sales driven company, InBev manages a carefully segmented portfolio of more than 200 brands. This includes true beer icons with global reach like Stella Artois® and Beck's®, fast growing multicountry brands like Leffe® and Hoegaarden®, and many consumer loved "local champions" like Skol®, Quilmes®, Sibirskaya Korona®, Chernigivske®, Sedrin®, Cass® and Jupiler®. InBev employs close to 89 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2007, InBev realized 14.4 billion euro of revenue. For further information visit www.InBev.com

Contact information

Marianne Amssoms
Vice President Global External Communications
Tel: +32-16-27-67-11
Fax: +32-16-50-67-11
E-mail: marianne.amssoms@inbev.com

Philip Ludwig
Vice President Investor Relations
Tel: +32-16-27-62-43
Fax: +32-16-50-62-43
E-mail: philip.ludwig@inbev.com

Steven Lipin/Nina Devlin
Brunswick Group
+1-212-333-3810

Rebecca Shelley/Laura Cummings
Brunswick Group
+44-207-404-5959

This report contains certain forward-looking statements reflecting the current views of the management of InBev with respect to, among other things, the potential benefits of a transaction with Anheuser-Busch or the timing thereof. InBev's strategic objectives, business prospects, future financial condition, budgets, projected levels of production, projected costs and projected levels of revenues and profits. These statements involve risks and uncertainties. The ability of InBev to achieve these benefits, objectives and targets is dependent on many factors which are outside of management's control. In some cases, words such as "believe", "intend", "expect", "anticipate", "plan", "target", "will" and similar expressions to identify forward-looking statements are used. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect InBev's current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including whether the transaction receives the support of Anheuser-Busch. . InBev cannot assure you that the future results, level of activity, performance or achievements of InBev will meet the expectations reflected in the forward-looking statements.

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